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                                   Filed by Engineered Support Systems, Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933
                                    And Deemed Filed Pursuant to Rule 14a-12
                                            Under the Securities Act of 1934
                           Subject Company: Engineered Support Systems, Inc.
                                              Commission File No. 333-129948

                                  FAQ'S #3

     1.  WHAT IS THE STATUS OF THE MERGER?

         A joint proxy statement/prospectus has been sent to the shareholders of ESSI and DRS announcing separate, special shareholder meetings for both companies' shareholders to be held on January 30th. The joint proxy statement/prospectus can be found on either company's website or if you are a shareholder, you should have received it by now. At the special shareholder meetings, shareholders will vote on whether to approve the merger. Assuming the vote is "yes" by both groups of shareholders, the merger is expected to be completed shortly thereafter.

     2.  HAS A DECISION BEEN MADE ON OUR 401(K) PLAN?

         Yes, prior to the signing of the merger, ESSI will terminate the 401(k) plans (ESSI 401(k) & ESOP and the SEI ESIP). We will submit an application to the IRS requesting their approval of these plan terminations. The process typically takes 12 - 18 months to approve the termination. While we wait for this determination, employees can no longer make contributions to the plan. However, funds can be re-allocated among the investment choices, loan payments through payroll deductions will continue, new loans can be started, and hardship withdrawals as well as current distribution options will be available.

         When our request to terminate the plan is approved by the IRS, each plan participant must make an individual decision in regards to their 401(k) account at Prudential. There will be three choices: 1) roll the account balance to the DRS 401(k), 2) roll the account balance to a self-directed IRA, or 3) receive the account balance as a cash distribution. CHOICE #3 HAS SIGNIFICANT NEGATIVE TAX
                                 --------------------------------------
         CONSEQUENCES AND YOU ARE ENCOURAGED TO CONSULT WITH YOUR INDIVIDUAL
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         TAX ADVISOR WITH RESPECT TO YOUR SELECTION OF ONE OF THESE CHOICES.
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         If you select the rollover option, be aware the DRS 401(k) Plan will only accept one loan per participant. In the event you have two loans outstanding, you will have several decisions to make. You must either pay off one of your loans or consolidate them into one loan prior to rollover acceptance by the DRS 401(k) Plan. If you have more than one loan at the time your account is accepted for rollover into the DRS 401(k) Plan, one loan will default and the outstanding

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         balance at that time will be considered a taxable distribution in the year in which the rollover occurs.

         Effective with the first payroll beginning on or after March 1, 2006, you will be eligible to make contributions into DRS's plan, the DRS Retirement/Savings Plan. DRS's plan is provided through Fidelity Investments. In the near future, employees will receive enrollment kits with instructions on enrolling in their Plan. Included will be a fund comparison showing how the DRS plan investment options compare to our current investment choices. You will be able to enroll on-line or by telephone.

     3.  WHAT IS MAXCO?

         A legal entity established for the purpose of accomplishing the merger process.

     4. I CURRENTLY HAVE THE TRICARE SUPPLEMENT INSURANCE-WILL THAT OPTION CONTINUE AFTER THE MERGER.

         Until such time as DRS makes the determination to move our employees under their benefit plans, the current Tricare Supplement Insurance will continue to be an option. This plan is available to Veterans who are eligible for the basic Tricare plans. The transition over to DRS's plans will take place gradually over the next 12 months. Please note that DRS currently offers a Tricare Supplement Insurance option under their benefit plans.

     5.  WILL THE ESSI NAME AND SUBSIDIARY NAMES CHANGE AND, IF SO, WHEN?

         Names may change shortly after the closing of the transaction.

     6.  WHAT HAPPENS TO THE SHARES OF ESSI STOCK IN MY 401(K) ESOP?

         When the merger is completed, ESSI shares will be converted to cash and DRS stock at the conversion ratio for the merger. The cash portion of the proceeds will be deposited in the Guaranteed Income Fund (the most conservative) and the DRS shares will become another fund in the Plan. The ESSI shares will no longer be an investment option in the Plan at that time. The DRS fund option will only accept the proceeds from the merger transaction. It will not accept any additional monies and if you reallocate those monies to another investment option you will not have the ability to reinvest in the DRS fund option. The DRS 401(k) Plan does not include DRS stock as an investment option. With the exception of the DRS fund, plan participants will continue to have the flexibility to re-allocate dollars among the fund choices as they do now.

    7. WILL SEI EMPLOYEES STILL HAVE THE DEFINED BENEFIT PENSION PLAN AND THE MATCHED 401(K)?

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         No, the vast majority of SEI employees will continue to participate in and earn credit in the pension plan and be eligible to participate in the DRS Retirement/Savings Plan WITHOUT A MATCH. If you were hired after December 31, 2004, you are NOT be eligible for the pension plan, but will be eligible to participate in the DRS plan and receive a match based upon your contribution to the plan. This is the same arrangement we currently have with ESSI.

     8. WHO WILL BE ADMINISTERING THE SEI PENSION PLAN AND MEDICARE SUPPLEMENTAL INSURANCE?

         As of now, there will be no change in the plan's administrators. U.S. Bank will continue to administer the pension plan and EPOCH will continue to administer the retiree medical plan.

                 ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, DRS has filed a registration statement on Form S-4 with the Securities and Exchange Commission (Registration No. 333-129948), containing the definitive joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus as well as other filed documents containing information about ESSI and DRS at http://www.sec.gov, the SEC's website. Free copies of ESSI's SEC filings are also available on ESSI's website at http://www.engineeredsupport.com, or by request to 201 Evans Lane, St. Louis, MO 63121, Attn: Investor Relations. Free copies of DRS's SEC filings are also available on DRS's website at http://www.drs.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                      PARTICIPANTS IN THE SOLICITATION

ESSI, DRS and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding DRS's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by DRS on June 30, 2005, and information regarding ESSI's directors and executive officers is available in its Annual Report on Form 10-K filed with the Securities and Exchange Commission by ESSI on January 9, 2006. Other information

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regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.